ACCELERATED DEATH BENEFIT RIDER FOR TERMINAL ILLNESS

This rider (“Rider”) becomes a part of the policy to which it is attached (“Policy”) as of the Policy Date and covers only the person named as the Insured in the Policy Specifications. The Application and premium put this Rider In Force as of the Policy Date. A copy of the Application is attached. If the Rider is effective after the Policy Date, the effective date for this Rider will be shown on the Policy Specifications. If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully.

This Rider provides prepayment to the Owner of a portion of the Death Benefit when written proof that the Insured has been certified as a Terminally Ill Individual and the conditions described in this Rider are met. The Terminal Illness Benefit represents a portion of the Death Benefit after applying a Reduction Factor as described in this Rider and is subject to the minimum and maximum amounts as described herein.

Disclosure – Accelerated death benefits for terminally ill individuals may affect eligibility for, or amounts of, other benefits provided by federal, state, or local government. Payment of an accelerated death benefit provided by this Rider are intended to qualify as death benefits under section 101(g) of the Internal Revenue Code. The federal, state, or local tax consequences resulting from payment of an accelerated death benefit will depend on your specific facts and circumstances. Consequently, advice and guidance should be obtained from a personal tax advisor prior to the receipt of any accelerated death benefit payments.

Payment of an Accelerated Death Benefit under this rider will reduce the death benefit, cost of insurance charges, and other values under the policy. Further, the premium limitations and death benefits required for the Policy to qualify as a life insurance policy or avoid being classified as a Modified Endowment Contract under the Code will also be affected.

[STATE] Department of Insurance: [(XXX) XXX-XXXX]

Signed for Pacific Life Insurance Company,

Chairman, President and Chief Executive Officer	Secretary

[www.PacificLife.com]	[(800) 347-7787]

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DEFINITIONS

Terminally Ill Individual – means the Insured has been certified in writing by a Licensed Physician to have a medical condition that is reasonably expected to result in a life expectancy of 12 months or less from the date of Written Request.

Coverage Layer – is a Basic Life Coverage Layer, a Basic Coverage Layer, or a layer of insurance coverage on the Insured under an optional rider.

Death Benefit – means the Death Benefit, as defined in the Policy.

Eligible Coverage – is the portion of the policy Face Amount that will qualify for determining the Terminal Illness Benefit under this Rider. Eligible Coverage is listed in the Policy Specifications under the title of this rider.

Eligible Coverage does not include:

•	Any insurance under the Policy on the life of someone other than the Insured; and

•	Any other rider on the Insured other than explicitly listed under Eligible Coverage above.

Insured – The person covered under the base Policy to which this Rider is attached. This term does not include other persons covered under other riders which are part of the Policy.

Licensed Physician – means a physician licensed and residing in the United States. A Licensed Physician does not include yourself or anyone who is an immediate family member.

Total Face Amount – means the Total Face Amount, as defined in the Policy.

BENEFIT ELIGIBILITY

Eligibility – In order to receive this benefit, the following conditions must be satisfied:

1.	This benefit is only available to the Owner of this Policy upon Written Request on a form provided by us while the policy is In Force. We shall provide such claim form within 15 days of your request for an accelerated death benefit payment. If the claim form is not furnished within 15 days, it is considered that you have complied with the claim form requirements if you provide written proof covering the occurrence, the character and the extent of the occurrence for which claim is made.

2.	We must receive written consent of any assignee of record named under the Policy or any irrevocable beneficiary named under the Policy.

3.	This benefit is not available if the law requires the benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or a government agency requires the benefit in order to apply for, obtain, or keep a government benefit or entitlement.

4.	Accelerated Death Benefit Rider for Chronic Illness will terminate once a Written Request for Terminal Illness Benefit has been received by us under this Rider.

5.	This benefit is not available for a Terminally Ill Individual whose illness results from attempted suicide, or intentionally self-inflicted injury.

6.	Terminal Illness Benefits are payable immediately upon receipt of due written certification from a Licensed Physician that the Insured is a Terminally Ill Individual and meets the conditions of this Rider. Certification must include clinical, radiological or laboratory evidence of the condition that supports the certification of the licensed physician. We reserve the right to obtain at any time an additional opinion of the Insured’s condition from a Licensed Physician at our expense. Should this opinion differ from that of the Insured’s Licensed Physician, eligibility for benefits will be determined by a third Licensed Physician who is mutually acceptable to the Owner and us.

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ACCELERATED DEATH BENEFIT VALUES

Terminal Illness Benefit – If the Insured qualifies as a Terminally Ill Individual and meets the Eligibility conditions of this Rider, you may submit a Written Request for a Terminal Illness Benefit on a form provided by us. The request should include the amount of Terminal Illness Benefit requested.

At the time of benefit payment, we will do the following:

•	Limit the Terminal Illness Benefit to the lesser of 75% of the Eligible Coverage or $250,000, as applicable;

•	Calculate the Terminal Illness Benefit Proceeds; and

•	Reduce Policy and Rider values as described herein.

If your policy has an accidental death rider, the accidental death benefit amount is not eligible for acceleration under the terms of this Rider.

Terminal Illness Benefit Proceeds – This is the amount payable upon request under this Rider. It is a one-time payment and is equal to the Terminal Illness Benefit multiplied by a) and reduced by b) and c) where:

a)	The Terminal Illness Reduction Factor,

b)	The Policy Debt multiplied by the Acceleration Percentage; and

c)	A processing charge, not to exceed $100.

We will refund the amounts discussed in a) and c) above should the death of the Insured occur within 30 days of the Terminal Illness Benefit Proceeds.

The Terminal Illness Benefit will be paid as a lump sum. The minimum Terminal Illness Benefit is the lesser of $500 or 25% of your policy face amount. We place no restrictions on how you use any Terminal Illness Benefit Proceeds that may be paid under this rider. WE WILL PAY THE TERMINAL ILLNESS BENEFIT PROCEEDS ONLY ONCE PER POLICY.

Terminal Illness Reduction Factor – A Terminal Illness Reduction Factor will be calculated for the Terminal Illness Benefit and is equal to (a) divided by (b) where:

a)	is equal to 1; and

b)	is equal to 1 plus the Accelerated Death Benefit Interest Rate.

To Whom We Will Pay Benefits – All benefits will be payable to the Owner or the Owner’s estate while the Insured is still living, unless otherwise assigned or designated by the Owner, subject to any required acknowledgment of concurrence for payout. We will be discharged to the extent of any such payment made in good faith.

Death of the Insured – If the Insured dies and we receive written notice of the death at our Administrative Office before Terminal Illness Benefit is paid, no such payment will be made. However, any payment made by us prior to receiving written notice of the Insured’s death at our Administrative Office is effective and will reduce the Death Benefit Proceeds payable under the Policy.

Death Benefit Proceeds are paid according to the terms of the Policy to which this Rider is attached. Any Chronic Illness Benefit Proceeds, plus any required interest, paid by us after the date of death will reduce the Death Benefit Proceeds.

Accelerated Death Benefit Interest Rate – The Accelerated Death Benefit Interest Rate will not exceed the greater of:

a)	the current yield on the ninety-day Treasury bill; or

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b)	the maximum fixed annual rate of 8% in arrears or a variable rate determined in accordance with the NAIC Model Policy Loan Interest Rate Bill, model #590.

EFFECT ON THE POLICY

Acceleration Percentage – Based on the payment made we will adjust the policy’s values by the Acceleration Percentage.

The Acceleration Percentage is calculated as (a divided by b), where:

a = the Terminal Illness Benefit

b = the Eligible Coverage on the date of the benefit payment.

Effect on Policy Values – The following values are reduced by an amount equal to the value below multiplied by the Acceleration Percentage:

1.	The Total Face Amount;

2.	The Accumulated Value of your Policy;

3.	If your policy has a Death Benefit calculated as the Face Amount plus premiums less withdrawals (referred to as “Option C”), the sum of the premiums less withdrawals; and

4.	If your policy has a Death Benefit calculated as the Face Amount plus premiums less withdrawals (referred to as “Option C”), the Option C Death Benefit Limit.

Upon payment of the Accelerated Benefit, the Policy will be modified by an endorsement, which shall include a statement of the effect of the benefit payment on the Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges and Policy Loans (including loans to pay premiums).

Reduction to Total Face Amount – The Total Face Amount under your policy is reduced on the date of the benefit payment by an amount equal to the Acceleration Percentage multiplied by the Total Face Amount prior to the benefit payment. For each Coverage Layer under the Policy or any term insurance on the Insured, the Face Amount of each layer will be reduced according to the terms of the Policy and Rider.

Reduction to Death Benefit – The Policy Death Benefit will continue to be calculated according to the terms of the Policy to which this Rider is attached.

Reduction to Accumulated Value – The Accumulated Value under your policy will continue to be calculated according to the terms of the Policy to which this Rider is attached.

Reduction to Fixed and Variable Accumulated Values – The sum of the Policy’s Fixed and Variable Accumulated Values is reduced on the date of the benefit payment by an amount equal to the Acceleration Percentage multiplied by the Fixed and Variable Accumulated Values prior to the benefit payment.

The reduction to the values in each of the Fixed and Variable Accumulated Values will be treated using the same calculation rules as described for Monthly Deductions under the terms of your policy.

Reduction to Cost of Insurance Charges – Cost of Insurance Charges will continue to be calculated according to the terms of the Policy to which this rider is attached, but will be based upon the reduced Policy values following the benefit payment.

Policy Loans – Policy Loan availability will continue according to the terms of the Policy to which this Rider is attached.

Reduction to Policy Loans – Policy Loans (also referred to as “Standard Policy Loans”) are reduced by benefit payments under this Rider. Policy Debt, Loan Account (also referred to as “Loan Collateral Account”), and the Loan Account Value are all reduced on the date of the benefit payment by an amount equal to their respective values prior to the benefit payment multiplied by the Acceleration Percentage.

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Benefit Payments under this Rider are reduced by an amount equal to the Policy Debt prior to the benefit payment multiplied by the Acceleration Percentage.

Reduction to Cash Surrender Value and Net Cash Surrender Value – The Policy Cash Surrender Value and Net Cash Surrender Value after the benefit payment will be calculated according to terms of the contract.

Coordination with Other Payments – If there is another transaction requested on the same day as a Terminal Illness Benefit Proceeds is paid under the Policy, the Terminal Illness Benefit Proceeds will be processed after the other transactions.

Terminal Illness Benefit Payment Notice – Prior to or concurrent with the election to effect the Terminal Illness Benefit , we will send the Owner a statement demonstrating the effect of the Terminal Illness Benefit on the Accumulated Value, Death Benefit, Premium, Cost of Insurance Charges, and Policy loans (including loans to pay premiums).

EFFECT ON THE RIDERS

In General, optional rider benefits under this policy will continue to remain In Force subject to the terms and conditions of the policy and riders unless otherwise stated. Charges for optional riders will be calculated according to the terms of the rider form, and may be affected by the reduction in benefits and policy values.

Effect on Term Insurance on the Insured – If your policy has term insurance, Face Amounts for any term insurance rider on the Insured will be reduced as the Total Face Amount is reduced (see “Reduction to Total Face Amount” above). If the term insurance rider contains any provision for a termination credit, the termination credit basis is reduced on the date of the benefit payment by an amount equal to the value of the termination credit basis prior to the benefit payment multiplied by the Acceleration Percentage. If the term insurance rider contains a Limited Return of Premiums provision, the return of premium provision would terminate when a benefit payment is made under this Rider.

Effect on No Lapse Guarantee Riders using a No Lapse Guarantee Value – If your policy has a no lapse guarantee rider using a no lapse guarantee value, the No-Lapse Guarantee Value is reduced on the date of the benefit payment by an amount equal to the No-Lapse Guarantee Value prior to the benefit payment multiplied by the Acceleration Percentage. The amount of reduction will be processed against the No-Lapse Guarantee Value according to the terms of the No Lapse Guarantee Rider.

Effect on No Lapse Guarantee Riders using No Lapse Guarantee Premiums – If your policy has a no lapse guarantee rider using no lapse guarantee premiums, the No Lapse Premium is reduced on the date of the benefit payment by an amount equal to the No Lapse Premium prior to the benefit payment multiplied by the Acceleration Percentage. The No Lapse Credit is reduced on the date of the benefit payment by an amount equal to the No Lapse Credit prior to the benefit payment multiplied by the Acceleration Percentage.

Effect on Overloan Protection Rider – If your policy has an overloan protection rider, it will terminate at the time the Terminal Illness Benefit Proceeds are paid.

Effect on Minimum Earnings Benefit Rider – If your policy has a minimum earnings benefit rider, the Alternate Accumulated Value is reduced on the date of the benefit payment by an amount equal to the Alternate Accumulated Value prior to the benefit payment multiplied by the Acceleration Percentage. The Minimum Premium Requirement is reduced on the date of the benefit payment by an amount equal to the

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Minimum Premium Requirement prior to the benefit payment multiplied by the Acceleration Percentage. The total premium paid used to meet the Minimum Premium Requirement is reduced on the date of the benefit payment by an amount equal to the total premium paid prior to the benefit payment multiplied by the Acceleration Percentage.

Effect on Indexed Fixed Account Rider – If your policy has an indexed fixed account rider, the sum of the Policy’s Fixed, Variable, and Index Fixed Accumulated Value is reduced on the date of the benefit payment by an amount equal to the sum of the Fixed, Variable and Indexed Fixed Accumulated Value prior to the benefit payment multiplied by the Acceleration Percentage.

The reduction to the values in each of the Fixed, Indexed Fixed and Variable Accumulated Values will be treated using the same calculation rules as described for Monthly Deduction under the terms of your policy and rider.

GENERAL PROVISIONS

Incontestability – This Rider will follow the Incontestability provision of the Policy.

Reinstatement – If the Policy is reinstated, this Rider may be reinstated on the same terms.

Premium Requirement – There is no separate premium required for this benefit. However, this Rider does not eliminate the need to pay premiums to keep the Policy In Force. The Owner must continue to pay any premiums necessary to avoid policy lapse as described in the Policy or in any applicable riders attached to the Policy.

Effective Dates – This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

1.	Your Written Request;

2.	The date the Terminal Illness Benefit Proceeds are paid;

3.	Exercise of an overloan protection rider;

4.	The date the Rider or the Policy terminates; or

5.	The date we receive notice of the death of the Insured.

Termination of this Rider shall not prejudice the payment of benefits for any claim that occurred while the Rider was In Force.

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POLICY NUMBER: [VF99999990]

POLICY SPECIFICATIONS

SUMMARY OF COVERAGES EFFECTIVE ON THE POLICY DATE

R12TIV	ACCELERATED DEATH BENEFIT RIDER FOR TERMINAL ILLNESS

	ELIGIBLE COVERAGE:	BASE POLICY [SURRENDER VALUE ENHANCEMENT RIDER] [ANNUAL RENEWABLE TERM RIDER] [OTHER]

	[EFFECTIVE DATE]	[November 1, 2012]

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